16021166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/2015___ AND ENDING ___03/31/2016___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg   **(212) 209-9499**
                                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David Kronenberg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of

Mizuho Securities USA Inc._____, as

of _____**March 31**_____, 20**16**___, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
        STEVEN SFERLAZZA
   Notary Public, State of New York
          No. 01SF6225517
     Qualified in Nassau County
  Commission Expires August 23, 2014
          1/21/2019
```

_____
Signature

Senior Managing Director
& Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Comprehensive Income.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (r) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (s) Supplementary Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA Inc.

Statement of Financial Condition

March 31, 2016

Contents



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the Company) as of March 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. at March 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 27, 2016

Mizuho Securities USA Inc.

Statement of Financial Condition

March 31, 2016
(In Thousands)

Assets

Cash and cash equivalents	$	51,764
Cash and securities segregated for regulatory purposes		2,244,142
Collateralized agreements:		
Securities purchased under agreements to resell		17,726,647
Securities borrowed		1,349,426
Securities owned, at fair value (including securities pledged of $5,427,955)		5,480,453
Securities received as collateral, at fair value		996,922
Receivables from brokers/dealers, clearing organizations and customers		2,141,838
Accrued interest and dividends receivable		20,828
Clearing and other deposits		151,171
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $66,934		24,415
Exchange memberships, at cost (fair value of $7,265)		7,530
Prepaid expenses		13,785
Other assets		38,137
Total assets	$	30,247,058

Liabilities and stockholders' equity

Short-term borrowings	$	150,500
Collateralized agreements:		
Securities sold under agreements to repurchase		21,825,724
Securities loaned		852,896
Securities sold, not yet purchased, at fair value		2,012,893
Obligation to return securities received as collateral, at fair value		996,922
Payables to brokers/dealers, clearing organizations and customers		3,245,204
Accrued interest and dividends payable		11,119
Accrued expenses and other liabilities		151,852
Total liabilities	$	29,247,110
Subordinated borrowings		400,000
Stockholders' equity		599,948
Total liabilities and stockholders' equity	$	30,247,058

The accompanying notes are an integral part of the statement of financial condition.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company"), a Delaware Corporation, is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Bank, Ltd. ("MHBK"). MHSC and MHBK are majority-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHBK develops customized solutions in areas such as corporate, structured and project finance, investment banking, transaction banking and risk management. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant and provisionally as a swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company has no cash equivalents at March 31, 2016.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2016, cash and securities segregated for regulatory purposes includes $1,382,404 in securities received in resale agreements (comprised of U.S. Treasuries), and $149,832 in U.S. Treasury securities owned, with the remaining balance in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and lending transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 10. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

2. Summary of Significant Accounting Policies (continued)

Securities borrowed and loaned transactions are generally recognized on the Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the statement of financial condition. At March 31, 2016, these balances are comprised of equity securities.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2016, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $54,957,802. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $54,729,070 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet commitments until the start date, at which time they will be recorded as financing transactions in the statement of financial condition. At March 31, 2016, the Company had forward-starting collateralized agreements with start dates primarily ranging from April 4, 2016 to April 6, 2016. The contract values of these transactions total $7,340,634 for resale and securities borrowing agreements and $885,033 for repurchase agreements.

Fair value measurements

The Company reports assets and liabilities at fair value on the statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Securities transactions

Securities owned and securities sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses and accrued interest are recorded in the period during which the transaction or the change in fair value occurred and interest is earned.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the statement of income. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the

6

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

counterparty in the contract. Refer to footnote 11 for additional details of fair value measurements.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's statement of financial condition, and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in Note 10.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2016 is comprised of $13,676 in leasehold improvements, $9,057 in information technology assets, and $1,682 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on at least an annual basis. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the year ended March 31, 2016.

Preferred stock

The Company's preferred stock is held by MHSC and is perpetual and non-redeemable. The shares are convertible at the option of MHSC into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, for purposes of any dividend, the preferred shares rank *pari passu* with the Company's common stock. In the event of liquidation, holders of the

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

preferred stock are entitled to a preference of $437 per share. After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

Principal transactions

Principal transactions consist of realized and unrealized gains and losses on the Company's securities owned and securities sold, not yet purchased. The Company views principal transactions revenues and any associated net interest and dividends in the aggregate.

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreement to repurchase securities borrowed and securities loaned contract amounts are recorded with accrued interest.

Interest accrued on securities owned at fair value and securities sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the statement of financial condition.

Dividends are accrued on equity securities owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the statement of financial condition.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking revenues

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in Investment banking revenues are fees earned from advisory activities. Investment banking revenues are presented net of transaction related expenses and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the statement of financial condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the statement of financial condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the statement of financial condition's preparation. The Company evaluated all events and transactions through May 27, 2016, the date the statement of financial condition is available to be issued and noted no material recognizable or non-recognizable subsequent events during this period.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Accounting developments

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (ASC Topic 860), Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.* This amendment changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. In addition, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. Further, this amendment requires expanded repurchase and securities lending disclosures. This amendment is effective for fiscal years beginning after December 15, 2014. The Company has adopted ASU No. 2014-11 as of April 1, 2015. See Note 10 for additional information.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU No. 2014-09 supersedes revenue recognition guidance under current US GAAP and establishes a principles-based approach for revenue contracts with customers. The core principal of the new guidance is a five-step model through which a company will recognize revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled for those goods and services. In August 2015, the FASB issued ASU No. 2015-14, which deferred the original effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact the amendment will have on the Company's financial statement.

In August 2014, the FASB issued ASU No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* ("ASU 2014-15"). ASU 2014-15 requires management to assess whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statement is issued. The guidance is effective for annual reporting periods beginning after December 15, 2016. Adoption of this update will not have a material effect on Company's financial statement.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Liabilities* ("ASU 2016-01"). This amendment is intended to improve the recognition and measurement of financial instruments. This amendment is effective for fiscal years beginning after December 15, 2017. Adoption of this update will not have a material effect on Company's financial statement.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). This amendment is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This amendment is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact the amendment will have on the Company's financial statement.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. Treasury and federal agency securities, agency and non-agency mortgage-backed securities, asset-backed securities, corporate debt, equity securities and derivative contracts. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the statement of financial condition. Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2016 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 3,270,278	$ 510
U.S. Treasury and federal agency securities	1,271,707	1,529,367
Corporate debt	500,177	401,118
Equities	401,969	52,019
Derivative contracts	28,503	29,879
Asset-backed securities	7,819	-
Total	$ 5,480,453	$ 2,012,893

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2016 consist of the following:

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

	Receivables	Payables
Brokers and clearing organizations	$ 1,122,914	$ 28,212
Net receivable for trades pending settlement	870,617	-
Securities failed to deliver/receive – customers	79,283	46,098
Investment banking	43,147	18,623
Securities failed to deliver/receive – brokers/dealers	17,828	30,969
Futures customers	1,067	3,120,494
Other	6,982	808
Total	$ 2,141,838	$ 3,245,204

Net receivable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2016 were settled without a material effect on the Company's statement of financial condition.

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $936,477. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at March 31, 2016, which remained unsettled, do not have a material effect on the Company's statement of financial condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $2,786,845 of customer segregated balances under the Commodity Exchange Act.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

12

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

5. Short Term Borrowings

The Company, along with MHSC and Mizuho International plc ("MHI"), may issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $11,000,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was most recently amended on January 22, 2016. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and MHBK have provided a "keep well agreement" that includes requirements to continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans.

The Company has the following floating rate MTNs outstanding as of March 31, 2016:

Maturity Date	Interest Rate	Par Value
June 2016	1.04%	$ 50,500
September 2016	1.01%	75,000
December 2016	1.07%	25,000
		$ 150,500

Interest rates will reset periodically, based on the three-month LIBOR plus a spread. The carrying value of the notes approximates fair value and is included within short term borrowings on the statement of financial condition.

6. Subordinated Borrowings

The Company has the following subordinated notes payable to MHSC at March 31, 2016:

Maturity Date	Interest Rate	Par Value
September 2016*	2.39%	$ 100,000
September 2016	1.49%	100,000
May 2018	1.76%	200,000
		$ 400,000

The interest rates will reset periodically, based on either the U.S. dollar six-month or three-month LIBOR plus a spread. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

6. Subordinated Borrowings (continued)

these borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

*This note was set to mature at September 2015, but the Company renewed until September 2016.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2016, the statement of financial condition included the following balances with affiliates:

Assets

Securities purchased under agreements to resell	$ 143,750
Securities borrowed	5,291
Receivables from brokers/dealers, clearing organizations and customers	107,783
Other assets	3,149

Liabilities

Securities sold under agreements to repurchase	$ 362,592
Securities loaned	178,366
Securities sold, not yet purchased, at fair value	5,684
Payables to brokers/dealers, clearing organizations and customers	363,999
Accrued interest payable	630
Accrued expenses and other liabilities	19,789
Subordinated borrowings	400,000

Financing transactions

At March 31, 2016, the financing transaction balances are mostly comprised of resale agreements, repurchase agreements and securities loaned with MHSC, MHI and Mizuho Capital Markets Corporation ("MCMC"), and are presented after netting.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

7. Related Party Transactions (continued)

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances related to clearing fees, underwriting fees, rebates and fees for support and services or shared resources.

Borrowings from affiliates

At March 31, 2016, the Company had $400,000 in subordinated notes payable to MHSC, with accrued interest payable in the amount of $630.

8. Employee Benefit Plans

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the *Consumer Price Index- All Urban Consumers*, over three years. Deferred awards are recognized in the statement of financial condition in the year vested. Employees must meet certain ongoing service requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. The Company's maximum future liability under the plan at March 31, 2016 is $35,628 which results from deferred awards granted for the years ended March 31, 2014 through March 31, 2016. The payable for deferred awards that vested of $6,745 have been recognized in accrued expenses on the statement of financial condition for the year ended March 31, 2016.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

8. Employee Benefit Plans (continued)

Postretirement health care plan

The Company has a defined benefit postretirement health care plan (the "health care plan") that covers a limited group of employees meeting certain criteria. Health care plan benefits commence upon retirement from the Company and end at age of eligibility for coverage under Medicare or upon coverage of participant by another plan. Participants become eligible for plan benefits if they retire after reaching age 55 with 8 or more years of service. The health care plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible medical expenses. The Company does not currently fund this health care plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2016 is $897, which is reported in accrued expenses and other liabilities in the statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2015 through March 31, 2016:

Change in benefit obligation (APBO)		
APBO at the beginning of the period	$	755
Service cost		94
Interest cost		21
Actuarial loss		27
APBO at the end of the period	$	897

The funded status of the health care plan is the excess of the APBO over plan assets. The Company does not have assets segregated and restricted to provide postretirement benefits, as such, the funded status of the health care plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 2.95%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

8. Employee Benefit Plans (continued)

March 31, 2016 were 6.8% and 5.0%, respectively. The medical and dental healthcare cost trend rates are assumed to be 6.75% and 5.0%, respectively, by the year ended March 31, 2016. The medical and dental healthcare cost increase trend rates are both further assumed to gradually decrease to be 4.5% by the year ending March 31, 2038.

As of March 31, 2016, the latest actuarial valuation date, a one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One Percentage Point Increase	One Percentage Point Decrease
Increase/(decrease) in total service cost and interest cost	$ 12	$ (11)
Increase/(decrease) in APBO	74	(69)

The estimated benefits expected to be paid are as follows:

	Amount
Year ending March 31:	
2017	$ 6
2018	24
2019	41
2020	62
2021	52
2022-2026	650
	$ 835

9. Income Taxes

As of March 31, 2016, the Company had a net DTA of $31,418, consisting of a gross DTA of $35,956 and a gross DTL of $4,538. The resulting net asset is included in other assets in the statement of financial condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The DTL results from tax depreciation in excess of book depreciation.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

9. Income Taxes (continued)

In April 2015, New York City implemented substantial changes to its corporate income tax laws. Generally, the provisions of the tax reform are effective with tax years beginning on or after January 1, 2015. The Company has evaluated the effect of the reform on the net DTA and non-income based taxes and determined that a valuation allowance was no longer required. This resulted in a decrease of $3,234 from the prior year.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2015 to March 31, 2016:

Balance as of April 1, 2015	$	1,511
Increases related to prior year tax positions		—
Decreases related to prior year tax positions		(180)
Increases related to current year tax positions		844
Decreases related to current year tax positions		—
Decreases related to settlements with taxing authorities		—
Decreases related to lapsing of statute of limitations		—
Balance as of March 31, 2016	$	2,175

The Company's total unrecognized tax benefits (including interest and penalties of $698) that, if recognized, would affect the Company's effective tax rate were $2,112 at March 31, 2016.

The Company does not believe that it is reasonably probable that the total unrecognized benefits will significantly change within the next twelve months.

The Company's returns beginning with tax years ended March 31, 2012 through March 31, 2015 remain subject to examination by federal, state and local tax authorities.

10. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, options on equities and futures contracts, interest rate swaps, credit default swaps, foreign exchange contracts, and to-be-announced securities transactions ("TBAs"). The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

10. Financial Instruments (continued)

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk and as an interest rate swaps dealer.

Credit default swaps ("CDS") are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in Japanese Yen.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2016 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
Options	$ 21,536	$ 6,011
TBA securities transactions	6,877	18,182
Forward settling trades	76	2
Foreign exchange forward contracts	14	215
Interest-rate swap contracts	–	5,469
Total carrying value of derivatives	$ 28,503	$ 29,879

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at fair value as of March 31, 2016 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2016.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the statement of financial condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

All repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition. All securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities borrowing and lending transactions with the same counterparty on the statement of financial condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in securities owned and securities and securities sold, not yet purchased as of March 31, 2016. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the statement of financial condition in securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty netting.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

Derivatives	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a)		Net Exposure
				Financial Instruments (c)	Collateral (d)	
TBA Securities	$ 20,289	$ (13,412)	$ 6,877	$ –	$ –	$ 6,877
Options	21,536	–	21,536	–	–	21,536
Interest rate swaps	684,869	(684,869)	–	–	–	–
Credit default swaps	447	(447)	–	–	–	–
Forward settling trades	76	–	76	–	–	76
Foreign exchange forward contracts	27	(13)	14	–	–	14
Total derivatives	$ 727,244	$ (698,741)	$ 28,503	$ –	$ –	$ 28,503

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a)		Net Exposure
				Financial Instruments (c)	Collateral (d)	
Securities purchased under agreements to resell	$ 47,548,281	$ (29,821,634)	$ 17,726,647	$ 1,336,455	$ 16,389,607	$ 585
Securities borrowed	1,450,746	(101,320)	1,349,426	158,995	1,152,461	37,970
Securities received as collateral, at fair value	996,922	–	996,922	–	966,778	30,144

(a) For some counterparties, the financial instruments and collateral not net on the statement of financial condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements

(c) These represent liabilities with the same counterparties that are not presented net on the statement of financial condition because all US GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Derivatives						
TBA Securities	$ 30,351	$ (12,169)	$ 18,182	$ –	$ –	$ 18,182
Options	6,011	–	6,011	–	–	6,011
Interest rate swaps	699,998	(694,529)	5,469	–	–	5,469
Credit default swaps	1,082	(1,082)	–	–	–	–
Forward settling trades	2	–	2	–	–	2
Foreign exchange forward contracts	228	(13)	215	–	–	215
Total derivatives	$ 737,672	$ (707,793)	$ 29,879	$ –	$ –	$ 29,879

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Securities sold under agreements to repurchase	$ 51,647,358	$ (29,821,634)	$ 21,825,724	$ 1,336,455	$ 20,416,890	$ 72,379
Securities loaned	954,216	(101,320)	852,896	158,995	673,952	19,949
Obligation to return securities received as collateral, at fair value	996,922	–	996,922	–	966,778	30,144

(e) For some counterparties, the financial instruments and collateral not net on the statement of financial condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the statement of financial condition because all US GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2016:

		Remaining contractual maturity of agreements			
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 1,877,687	$ 14,385,233	$ 12,447,326	$ 11,714,367	$ 40,424,613
Mortgage-backed securities	16,922	8,514,679	125,729	502,784	9,160,114
Corporate debt	71,084	675,319	76,121	5	822,529
Asset-backed securities	2,752	735,929	–	–	738,681
Equities	–	176,421	325,000	–	501,421
Total	$ 1,968,445	$ 24,487,581	$ 12,974,176	$ 12,217,156	$ 51,647,358
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ –	$ 51,329	$ –	$ –	$ 51,329
Corporate debt	55	–	–	–	55
Equities	819,050	1,555	31,020	51,207	902,832
Total	$ 819,105	$ 52,884	$ 31,020	$ 51,207	$ 954,216

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

10. Financial Instruments (continued)

factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into master netting agreements to mitigate the credit risk of financial instruments, which would reduce the maximum amount of loss. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

11. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

11. Fair Value Measurements (continued)

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury

Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities and corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit defaults swap contracts, equity options and foreign exchange contracts.

Level 3: Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2016.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2016:

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. Treasury and federal agency securities	$ 588,868	$ 682,839	$ –	$ 1,271,707
Mortgage-backed securities	–	3,270,278	–	3,270,278
Equities	401,969	–	–	401,969
Corporate debt	–	500,177	–	500,177
Asset-backed securities	–	7,819	–	7,819
Derivative contracts	6,890	21,613	–	28,503
Securities received as collateral:				
Equities	996,922	–	–	996,922
Securities segregated for regulatory purposes:				
U.S. Treasury and federal agency securities	149,832	–	–	149,832
Total	$ 2,144,481	$ 4,482,726	$ –	$ 6,627,207

11. Fair Value Measurements (continued)

Liabilities	Level 1	Level 2	Level 3	Total
Short-term borrowings	$ –	$ 150,500	$ –	$ 150,500
Subordinated borrowings	–	400,000	–	400,000
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	1,245,087	284,280	–	1,529,367
Mortgage-backed securities	–	510	–	510
Equities	52,019	–	–	52,019
Corporate debt	–	401,118	–	401,118
Derivative contracts	18,182	11,697	–	29,879
Obligation to return securities received as collateral:				
Equities	996,922	–	–	996,922
Total	$ 2,312,210	$ 1,248,105	$ –	$ 3,560,315

Valuation techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. The Level 2 designation is utilized with off-the-run U.S. Treasury securities. Off-the-run securities are aged issuances which tend to be less liquid and not as readily quotable as on-the-run securities. Federal agency securities are measured using a spread to the Treasury benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), asset-backed securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using credit risk, interest rate risk and prepayment risk. As such, securitized products are categorized as Level 2.

The Company measures asset-backed-securities using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are collateralized home equity and auto loans.

Mizuho Securities USA Inc.
Notes to Statement of Financial Condition
(In Thousands)

11. Fair Value Measurements (continued)

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. These are categorized as Level 2 as the Company measures fair value using the spread over the U.S. Treasury benchmark.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Note 10.

Transfers into/out of Levels 1 and 2

There have been no transfers between Levels 1 and 2 for the year ended March 31, 2016.

12. Commitments and Contingencies

Lease commitments

The Company has remaining minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

	Amount
Year ending March 31:	
2017	$ 8,592
2018	7,034
2019	6,396
2020	6,396
2021	1,164
	$ 29,582

12. Commitments and Contingencies (continued)

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The Company is legally obligated to return certain premises to original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of these liabilities for asset retirement obligations of $1,160. The Company recognized corresponding assets for these amounts and capitalized these costs on the statement of financial condition. These amounts are amortized on a straight line basis over the life of the leases. The Company recognized additional accretion costs of $302 for assumed inflation rates to be accreted on a straight line basis over the life of the leases, resulting in an asset retirement obligation of $1,312. This amount is recorded in accrued expenses and other liabilities on the statement of financial condition.

The Company has provided letters of credit in connection with leases for its New York and Boston offices in the amount of $824 and $37, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Business employment incentive grant

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants filed over a period of 10 years. As of March 31, 2016, the cumulative amount of grants the Company has received is $4,786. Pursuant to the agreement, the Company must continuously maintain a staffing level consistent with the terms of the contract through November 2016 in order to receive outstanding grants and retain the grants received. The Company currently has employees in excess of this threshold.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. The commitments open at March 31, 2016 are not material to the financial statement.

Litigation

In accordance with the provisions of ASC 450, *Contingencies ("ASC 450")*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

12. Commitments and Contingencies (continued)

information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company, together with the other Primary Dealers, has been named as a defendant in several class action lawsuits filed in different federal district courts which now have been consolidated in a single venue, Federal District Court for the Southern District of New York. The actions all allege collusion among the Primary Dealers to submit low bids at U.S. Treasury auctions and charge excessive mark-ups to investors. The Company believes that there is no basis for these allegations as they pertain to the Company and intends to vigorously defend itself.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's statement of financial condition.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Affiliate Guarantees

In connection with the Company's memberships in central clearing organizations, the Company acts in the capacity of "sponsor" to two affiliates that wish to clear transactions through the central counterparty where the Company has a membership. As a sponsor, the Company may be required to provide collateral or assume other trade-related responsibilities on behalf of the affiliate.

Mizuho Securities USA Inc.

Notes to Statement of Financial Condition

(In Thousands)

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2016, the Company's net capital of $699,084 was $410,499 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.